First Guaranty Bancshares, Inc.

400 East Thomas Street

Hammond, Louisiana 70401

April 25, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Guaranty Bancshares, Inc.
Registration Statement on Form S-4 (File No. 333-270770)
Request for Acceleration

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the “Registrant”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement. The Registrant requests that the Registration Statement become effective at 4:00 p.m., Eastern time, on April 27, 2023, or as soon as practicable thereafter.

If you have any questions or comments concerning the foregoing, please call the undersigned at (985) 375-0343. Thank you for your assistance.

Very truly yours,

/s/ Eric J. Dosch

Eric J. Dosch

Chief Financial Officer

(Duly Authorized Representative)